Exhibit 7.4

IDENTIFICATION OF MEMBERS OF THE GROUP

The following filing persons may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended:

GI Partners Fund III L.P., a Delaware limited partnership.

GI Ladder Holdco, LLC, a Delaware limited liability company.

GI Partners Fund III-A L.P., a Delaware limited partnership.

GI Partners Fund III-B L.P., a Delaware limited partnership.